VIA EDGAR AND EMAIL

November 30, 2015

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn:   Katherine Wray, Attorney-Advisor

Re:	LifeApps Digital Media Inc.
Preliminary Information Statement on
Schedule 14C Filed November 19, 2015
File No. 000-54867

Dear Ms. Wray:

On behalf of our client, LifeApps Digital Media Inc. (the “Company”), we are submitting this letter in response to your comments in the letter from you to Mr. Robert Gayman, Chief Executive Officer of the Company, dated November 25, 2015 (the “Letter”). The Company concurrently is filing Amendment No. 1 to the Preliminary Information Statement on Schedule 14C (the “Amendment”), which incorporates the revisions discussed below.

For your convenience, we have listed below in bold your comments from the Letter, together with responses by us on behalf of the Company. Please note that the responses are based on information provided to us by the Company. In addition, we are enclosing with the copy of this letter being sent to you by email a black lined copy of the Amendment marked against the Preliminary Schedule 14C filed with the Securities and Exchange Commission (the “Commission”) on November 19, 2015.

General

1.	On page 1, you indicate that you received the written consent of stockholders holding 149,386,442 shares of your common stock. However, in your Form 8-K filed November 2, 2015 you indicate that you received the written consent of stockholders holding 149,715,385 shares of your common stock. Please reconcile this discrepancy or advise.

RESPONSE: The Company has revised the Amendment to insert the correct number.

2.	In light of your reverse stock split and increase in authorized shares of common stock, please tell us in your response letter whether you presently have any plans, proposals or arrangements to issue any of the newly available shares of common stock for any purpose, including future acquisitions and/or financings. If not, revise your disclosure to state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available shares of common stock.

RESPONSE: The Company has revised the disclosure in the Amendment accordingly.

3.	Please expand the table on page 4 to disclose the number of shares of common stock currently authorized, issued and outstanding, reserved for issuance, and authorized but unissued, as well as the number of shares in those same categories after completion of the reverse stock split and increase in authorized shares.

RESPONSE: The Company has revised the Amendment to expand the table as requested.

2012 Equity Incentive Plan; 2012 Plan Amendment, page 7

4.	Please revise to identify each class of persons who will be eligible to participate in the 2012 Equity Incentive Plan, indicate the approximate number of persons in each such class, and state the basis of such participation. See Item 10(a)(1) of Schedule 14A, which applies to you per Item 1 of Schedule 14C.

RESPONSE: The Company has revised the Amendment to include the required information.

5.	Please provide the information specified in the New Plan Benefits table under Item 10(a) of Schedule 14A. Disclose whether you presently have any plans to make grants under the plan or whether such grants are determinable. If not, please provide a representation in your filing to that effect.

RESPONSE: The Company has revised the Amendment to include the required information.

6.	Please include the 2012 Equity Incentive Plan as Appendix B.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: The Company provided the required written statement in a separate letter filed herewith.

If you have any questions with respect to this letter, please contact me at 212-400-6900. Thank you for your consideration.

Very truly yours,

/s/ Paul C. Levites, Esq.

cc:           Mitchell Austin, Staff Attorney

Gabriel Eckstein, Staff Attorney

Securities and Exchange Commission

Robert Gayman, Chief Executive Officer

LifeApps Digital Media Inc.